PROSPECTUS SUPPLEMENT NO. 5	Filed Pursuant to Rule 424(b)(3) and (c)
TO PROSPECTUS DATED NOVEMBER 28, 2003	Registration No. 333-108568

‘

$210,000,000 PRINCIPAL AMOUNT

3.0% SENIOR CONVERTIBLE NOTES DUE 2023

AND

4,731,426 SHARES OF COMMON STOCK

ISSUABLE UPON CONVERSION OF THE NOTES

This prospectus supplement relates to the resale by the selling securityholders of 3% Senior Convertible Notes due 2023 issued by FLIR Systems, Inc. and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus dated November 28, 2003, as supplemented or amended from time to time, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Investing in the notes or the common stock offered by the prospectus involves a high degree of risk. See “Risk Factors” beginning on page 5 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The table under the caption “Selling Securityholders” on pages 14-17 of the prospectus, as supplemented or amended prior to the date hereof, is further hereby supplemented by adding to it certain selling securityholders identified in the table below. The tables sets forth certain information regarding the principal amount of notes beneficially owned and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time under the prospectus by the selling securityholders named in the table. Information concerning the selling securityholders listed below is based upon information provided to us on or before October 27, 2004. Information about the selling securityholders may change over time. If required, any changed information will be set forth in prospectus supplements and/or amendments.

Name	Principal Amount at Maturity of Notes Beneficially Owned and Offered	Percentage of Outstanding Notes	Shares of Common Stock Issuable Upon Conversion of the Notes that May Be Sold (1)	Percentage of Shares of Common Stock Outstanding (2)(3)

JP Morgan Securities, Inc.	$3,000,000	1.43%	67,592	*

*	Less than one percent (1%).

(1)        Assumes conversion of all of the holder’s notes at a conversion rate of 22.5306 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment as described under “Description of Notes—Conversion rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the Notes, as described under “Description of Notes—Conversion rights.”

(2)        Calculated using 32,841,041 shares of common stock outstanding as of November 21, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)        Assumes that all holders of notes, or any future transferees, pledgees, donees or successors of or from such holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

Except as a selling securityholder, and as described above in this prospectus supplement, no selling securityholder listed in the above table has had any material relationship with us or any of our affiliates within the past three years.

The date of this Prospectus Supplement is October 27, 2004.